ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

                                                                                                     February 28, 2016

Board of Directors
Federal-Mogul Holdings Corporation
27300 West 11 Mile Road
Southfield, Michigan 48034

Gentlemen:

As you know, Icahn Enterprises L.P. owns approximately 82.0% of the outstanding shares of common stock of Federal-Mogul Holdings Corporation. We would like to discuss a potential acquisition of the remaining shares of Federal-Mogul common stock by Icahn Enterprises in a merger transaction pursuant to which Federal-Mogul shareholders would receive $7.00 per share in cash for their Federal-Mogul shares.

In addition to customary conditions, closing of this transaction would be subject to the following non-waivable conditions:

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First, the transaction must be approved by a special committee of independent directors of Federal-Mogul (none of the members of which are affiliated with Icahn Enterprises or its affiliates) that has been empowered to freely select its own advisors and to reject the transaction definitively should that be its business judgment; and

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Second, the transaction must be approved by an informed vote of the holders of a majority of the shares of common stock of Federal-Mogul held by shareholders who are not affiliated with Icahn Enterprises or its affiliates.

We will not move forward with the transaction unless both of these non-waivable conditions are satisfied. We look forward to hearing from you.

Very truly yours,

ICAHN ENTERPRISES L.P.

By:  ___________________________
        Name:  Keith Cozza
        Title:  Chief Executive Officer